July 29, 2013

To:	David R. Humphrey
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	OSL Holdings, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended August 31, 2012
Filed December 14, 2012, File Number: 001-32658

Dear Mr. Humphrey:

This letter is in response to the comments included in your letter dated July 22, 2013, concerning the Form 10-K for the fiscal year ended August 31, 2012 filed by the Company with the Securities and Exchange Commission on December 14, 2012. We have filed an amendment (the “Amendment”) to the Company’s Form 10-K concurrent with this letter incorporating and/or responding to the requested changes.

The text of the comments from your letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering in your letter.

Form 10-K for the Fiscal Year Ended August 31, 2012

Item 9A – Controls and Procedures

1.

We note that you identified two material weaknesses in your internal control over financial reporting structure. Along with identifying and describing these material weaknesses as you have done, you are also required to state your conclusion on your internal controls over financial reporting as either effective or not effective. Although it appears, based on the material weaknesses identified, that you have determined your internal controls over financial reporting to be not effective, you must revise this section of the document to clearly state your conclusion. Please revise accordingly.

We have revised the disclosure on page 2 of the Amendment to clarify and clearly indicate that the Certifying Officers of the Company, upon evaluation of the Company’s internal control over financial reporting, concluded that such internal controls were not effective as of August 31, 2012.

In connection with the Company's responses to the above comments, the Company hereby acknowledges that:

•     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any further questions or comments should arise, feel free to contact the undersigned via phone at (480) 336-2653 or fax at (888) 725-0613.

Sincerely,

OSL Holdings, Inc.

By: /s/Bob Rothenberg

     Bob Rothenberg, President